UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Infrasource Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45684P102

(CUSIP Number)

John B. Frank
Principal and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

• The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45684P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,538,046

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 25,538,046

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,538,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.20%

14.	Type of Reporting Person (See Instructions) IA, OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,769,012

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 12,769,012

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,769,012

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.60%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM/GFI Power Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,769,034

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 12,769,034

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,769,034

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.60%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Infrasource Services, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 500 West Dutton Mill Road, Aston, Pennsylvania 19014.

The Issuer completed an initial public offering on May 12, 2004.  The number of shares of Common Stock beneficially owned by the Reporting Persons has been adjusted to reflect the initial public offering.

Item 2.	Identity and Background
(a)-(c) & (f)
This Schedule 13D is filed on behalf of:

(i)            Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”), in its capacity as a general partner of the following funds;

(ii) OCM Principal Opportunities Fund II, L.P., a Delaware limited partnership (“the Principal Fund”); and
(iii) OCM/GFI Power Opportunities Fund, L.P., a Delaware limited partnership (“the Power Fund” and, together with the Principal Fund, the “OCM Funds”);

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors.  The Principal Fund is a limited partnership which generally invests in entities over which there is a potential for the Principal Fund to exercise significant influence.  The Power Fund is a limited partnership which invests in securities and obligations of distressed and energy/power related entities.

Oaktree is the general partner of the Principal Fund and the co-general partner of the Power Fund.  Based on Oaktree’s relationship with the OCM Funds, Oaktree may be deemed to beneficially own the shares of Common Stock of the Issuer held by the OCM Funds.

The address of the principal business and principal office for Oaktree and the OCM Funds is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  Each individual listed below is a citizen of the United States of America.

Executive Officers & Members
Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
Russel S. Bernard	Principal
Kevin L. Clayton	Principal
John B. Frank	Principal and General Counsel

Stephen A. Kaplan	Principal
Larry W. Keele	Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
David Richard Masson	Principal
John W. Moon	Principal
Sheldon M. Stone	Principal
Portfolio Manager
Stephen A. Kaplan	Principal
(d)-(e)

During the last five years, neither Oaktree, the OCM Funds, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer completed an initial public offering on May 12, 2004 (the “IPO”), the net proceeds of which were to be used to repay indebtedness and accrued interest and for general corporate purposes. Prior to the IPO, the Principal Fund was the beneficial owner of 12,819,012 shares of Common Stock and the Power Fund was the beneficial owner of 12,819,034 shares of Common Stock.  Such securities were originally purchased with the working capital of the OCM Funds holding such securities.

In connection with the IPO, the Principal Fund sold 50,000 shares of Common Stock and the Power Fund sold 50,000 shares of Common Stock pursuant to the underwritten offering discussed in the registration statement on Form S-1 (File No. 333-112375) filed by the Issuer with the Securities and Exchange Commission on January 30, 2004 (thereafter amended on March 29, 2004, April 22, 2004, April 29, 2004, May 4, 2004 and May 6, 2004, as amended, the “Registration Statement”).

The Principal Fund is presently the beneficial owner of 12,769,012 shares of Common Stock and the Power Fund is presently the beneficial owner of 12,769,034 shares of Common Stock.

Item 4.	Purpose of Transaction

As described in Item 3 above, the shares of the Common Stock were held by the OCM Funds prior to the IPO.  The OCM Funds currently intend to hold such shares for investment purposes subject to the next paragraph.

Oaktree, as the general partner of the OCM Funds, continuously evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the OCM Funds or by other accounts or funds of which Oaktree is the general partner and/or investment manager or whether the OCM Funds or any such other accounts or funds will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by Oaktree and/or the OCM Funds may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, Oaktree may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

An Oaktree Managing Director, Christopher Brothers, and an Oaktree Senior Vice President, Michael Harmon, serve as a director of the Issuer.  As directors, Mr. Brothers and Mr. Harmon may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  The Principal Fund beneficially owns and has sole power to vote and dispose of 12,769,012 shares of the Issuer’s Common Stock (approximately 32.60% of the outstanding shares of the Issuer’s Common Stock) and the Power Fund beneficially owns and has sole power to vote and dispose of 12,769,034 shares of the Issuer’s Common Stock (approximately 32.60% of the outstanding shares of the Issuer’s Common Stock).

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the OCM Funds, may be deemed to beneficially own the 25,538,046 shares of Common Stock of the Issuer (approximately 65.20% of the outstanding shares of the Issuer’s Common Stock) held by the OCM Funds.

(b)  Oaktree has discretionary authority and control over all of the assets of the OCM Funds pursuant to its status as general partner of the OCM Funds, including the power to vote and dispose of the Issuer’s Common Stock.  Therefore, Oaktree has the power to vote and dispose of 25,538,046 shares of the Issuer’s Common Stock.

Oaktree and each of the individuals listed in Item 2 disclaims beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Funds and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(c)  Other than the transaction described in Item 3, neither the OCM Funds nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d) None
(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Oaktree, as general partner of the OCM Funds, receives a management fee for managing the assets of the OCM Funds and has a carried interest in the OCM Funds.

On May 6, 2004, the OCM Funds entered into an Underwriting Agreement with Lehman Brothers Inc., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., D.A. Davidson & Co., First Albany Capital Inc., and Stifel, Nicolaus & Company, Incorporated (collectively, the “Underwriters”), the other selling stockholders named in Schedule A thereto (together with the OCM Funds, the “Selling Stockholders”) and the Issuer for the sale by the Issuer of an aggregate of 8,500,000  shares of Common Stock, and, at the election of the Underwriters, up to 1,500,000 additional shares of Common Stock to cover over-allotments (the “Over-Allotment Shares”).  See the Form of Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Registration Statement, as provided in Item 7 herein.

Christopher Brothers, a Managing Director of Oaktree, and Michael Harmon, a Senior Vice President of Oaktree, serve on the Board of Directors of the Issuer as of the date hereof.

Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the OCM Funds.

Item 7.	Material to Be Filed as Exhibits
The following are filed herewith as Exhibits to this Schedule 13D:
Exhibit 1:	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2:	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1 (File No. 333-112375) as filed by the Issuer on January 30, 2004, as amended).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of May 27, 2004.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President - Legal

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.
By:	Oaktree Capital Management, LLC,
its general partner

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President - Legal

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director

OCM/GFI POWER OPPORTUNITIES FUND, L.P.
By:	Oaktree Capital Management, LLC,
its general partner

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President - Legal

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of May 27, 2004.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President - Legal

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.
By:	Oaktree Capital Management, LLC,
its general partner

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President - Legal

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director

OCM/GFI POWER OPPORTUNITIES FUND, L.P.
By:	Oaktree Capital Management, LLC,
its general partner

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President - Legal

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director